Filed Pursuant to Rule 424(b)(3)

Registration No. 333-148746

PROSPECTUS

677,940 SHARES

IMAGEWARE SYSTEMS, INC.

COMMON STOCK

This prospectus relates to the resale of up to 677,940 shares of common stock of ImageWare Systems, Inc., a Delaware corporation, by the selling stockholder identified in this prospectus. The selling stockholder acquired the shares offered by this prospectus in an asset purchase transaction completed on December 19, 2007.

We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholder.

The price or prices at which the selling stockholder may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions.

Our common stock is quoted on the Pink Sheets under the symbol “IWSY”. On May 7, 2008 the last reported sales price of our common stock, as reported on the Pink Sheets, was $0.64 per share.

INVESTING IN OUR COMMON STOCK INVOLVES SUBSTANTIAL RISKS.  SEE THE SECTION ENTITLED “RISK FACTORS” BEGINNING ON PAGE 4 OF THIS PROSPECTUS TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is May 8, 2008.

You should rely only on the information contained in this prospectus or any related prospectus supplement, including the content of all documents now or in the future incorporated by reference into the registration statement of which this prospectus forms a part.  We have not authorized, and the selling stockholder may not authorize anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.  We are not, and the selling stockholder is not, making an offer of the shares of our common stock to be sold under this prospectus in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus or any related prospectus supplement is accurate as of any date other than the date on the front cover of this prospectus or the related prospectus supplement, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference.  Our business, financial condition, results of operations and prospects may have changed since such date.  Other than as required under the federal securities laws, we undertake no obligation to publicly update or revise such information, whether as a result of new information, future events or any other reason.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus.  This summary does not contain all the information that you should consider before investing in our common stock.  You should read this entire prospectus, including all documents incorporated by reference, carefully, especially “Risk Factors” and our financial statements and related notes incorporated by reference herein.  Please see the section entitled “Where You Can Find More Information” on page 41 of this prospectus.

We use the terms “we,” “us,” “our,” “the Company” and “ImageWare” in this prospectus to refer to ImageWare Systems, Inc. and its consolidated subsidiaries.

Our Business

ImageWare Systems, Inc. is a leader in the emerging market for software-based identity management solutions, providing biometric, secure credential, law enforcement and enterprise authorization.  Our “flagship” product is the IWS Biometric Engine.  Scalable for small city business or worldwide deployment, our biometric engine is a multi-biometric platform that is hardware and algorithm independent, enabling the enrollment and management of unlimited population sizes.  Our identification products are used to manage and issue secure credentials, including national IDs, passports, driver licenses, smart cards and access control credentials. Our law enforcement products provide law enforcement with integrated mug shot, fingerprint LiveScan and investigative capabilities. We also provide comprehensive authentication security software, as well as real-time voice recognition, multilingual speech translation and voice analytics technologies.  Biometric technology is now an integral part of all markets we address, and all of our products are integrated into the Biometric Engine Platform.  Elements of the IWS Biometric Engine can be used as investigative tools for law enforcement utilizing multiple biometrics and forensic data elements, and to enhance security and authenticity of public and private sector credentials.

Our biometric technology is a core software component of an organization’s security infrastructure and includes a multi-biometric identity management solution for enrolling, managing, identifying and verifying the identities of people by the physical characteristics of the human body. We develop, sell and support various identity management capabilities within government (federal, state and local), law enforcement, commercial enterprises, and transportation and aviation markets for identification and verification purposes. Our IWS Biometric Engine is a biometric identity management platform for multi-biometric enrollment, management and authentication, managing population databases of virtually unlimited sizes. It is also offered as a Software Development Kit (SDK) based search engine, enabling developers and system integrators to implement a biometric solution or integrate biometric capabilities into existing applications without having to derive biometric functionality from pre-existing applications.  The IWS Biometric Engine combined with our secure credential platform, IWS EPI Builder, provides a comprehensive, integrated biometric and secure credential solution that can be leveraged for high-end applications such as passports, driver licenses, national IDs, and other secure documents. It can also be utilized within our law enforcement systems to incorporate any number of various multiple biometrics into one system.

We recently added next generation voice recognition, multilingual speech translation and voice analytics capabilities to our suite of biometric identity management solutions, enabling users to facilitate and improve communication across major language groups globally. The ImageWare Mediator products are offered standalone or integrated with our Biometric Engine platform, providing an advanced multilingual communications capability. Government, intelligence, defense, public safety and border control customers are able to realize language translation and voice recognition capabilities whereby an English-speaking user can understand and be understood in numerous languages including Spanish, German, French, Korean, Arabic and Polish, among others. ImageWare Mediator products support speech to speech translation, multilingual collaboration, conversational environments, which are represented for both voice and text and include biometric functionality for speaker identification and voice analytics.

Our law enforcement solutions enable agencies to quickly capture, archive, search, retrieve, and share digital images, fingerprints and criminal history records on a stand-alone, networked, wireless or Web-based platform. We develop, sell and support a suite of modular software products used by law enforcement and public safety agencies to create and manage criminal history records and to investigate crime. Our IWS Law Enforcement solution consists of six software modules: a Capture and Investigative module, which provides a criminal booking system and related database; a Facial Recognition module, which uses biometric facial recognition to identify suspects; a Suspect ID module, which facilitates the creation of full-color, photo-realistic suspect composites; a wireless module, which provides access to centrally stored records over the Internet in a connected or wireless fashion; a PDA add-on module, which enables access to centrally stored records while in the field on a handheld Pocket PC compatible device combined with central repository services which allows for inter-agency data sharing on a local, regional, and/or national level; and a LiveScan module, which incorporates LiveScan capabilities into IWS Law Enforcement providing integrated fingerprint and palm print biometric management for civil and law enforcement use.

Our Secure Credential ID solutions empower customers to create secure and smart digital identification documents with complete ID systems. We develop, sell and support software and design systems which utilize digital imaging in the production of photo identification cards and credentials and identification systems. Our products in this market consist of IWS EPI Suite, IWS EPI Builder (SDK), Identifier for Windows and ID Card Maker.  These products allow for the production of digital identification cards and related databases and records and can be used by, among others, schools, airports, hospitals, corporations or governments.  We have recently added the ability to incorporate multiple biometrics into the ID systems we offer with the addition of our new IWS Biometric Engine to our product line.

Our enterprise authentication software includes the IWS Desktop Security product which is a comprehensive authentication management infrastructure solution providing added layers of security to workstations, networks and systems through advanced encryption and authentication technologies. IWS Desktop Security is optimized to enhance network security and usability, and uses multi-factor authentication methods to protect access, verify identity and help secure the computing environment without sacrificing ease-of-use features such as quick login. Additionally, IWS Desktop Security provides an easy integration with various smart card-based credentials including the Common Access Card (CAC), Homeland Security Presidential Directive 12 (HSPD-12) Personal Identity Verification (PIV) credential, and Transportation Worker Identification Credential (TWIC) with an organization’s access control process. IWS Desktop Security provides the crucial end-point component of a Logical Access Control System (LACS), and when combined with a Physical Access Control System (PACS), organizations benefit from a complete door to desktop access control and security model.

Our offices are located at 10883 Thornmint Road, San Diego, California 92127, and our telephone number at this address is (858) 673-8600.  Our website address is www.iwsinc.com.  Information contained on our website, or that can be accessed through our website, is not a part of this prospectus.  See the section entitled “Where You Can Find More Information” on page 41 of this prospectus.

Our common stock is traded on the Pink Sheets under the symbol “IWSY”.

The Offering

On December 19, 2007, we completed the purchase of certain assets (the “Asset Purchase”) of Sol Logic, Inc., a California corporation (“Sol Logic” or the “Selling Stockholder”), pursuant to an Asset Purchase Agreement and Plan of Reorganization (the “Asset Purchase Agreement”) entered into by and among the Company, Sol Logic, Frank Mitchell, a shareholder of Sol Logic, and Wink Jones, as Sol Logic’s representative (the “Seller Representative”).

In consideration for the acquisition of the acquired assets, we: (1) issued to Sol Logic on December 19, 2007 935,089 shares of our common stock, and (2) agreed to issue to Sol Logic on June 19, 2008 that number of shares of our common stock equal to the quotient obtained by dividing $1,502,000 by the greater of (A) $1.633 and (B) the volume weighted average closing price of our common stock over the 20 trading-day period ending on June 18, 2008, as reported on the American Stock Exchange (“AMEX”) or the Over-the-Counter Bulletin Board (“OTCBB”).

On March 28, 2008, we amended the terms of the Asset Purchase pursuant to Amendment No. 1 to the Asset Purchase Agreement, by and between the Company and the Seller Representative (the “Purchase Agreement Amendment,” and together with the Asset Purchase Agreement, the “Amended Purchase Agreement”).

Under the terms of the Purchase Agreement Amendment, in consideration for the acquired assets, we issued to Sol Logic an aggregate of 677,940 shares of our common stock (the “Initial Shares”), 467,545 of which were previously issued to Sol Logic on the date of execution of the Asset Purchase Agreement, and 210,395 of which were released to Sol Logic from the escrow fund established on the date of execution of the Asset Purchase Agreement.

In addition, in the event certain milestones are achieved as set forth in the Amended Purchase Agreement, we will be obligated to issue that number of additional shares of our common stock (the “Additional Shares”) obtained by dividing $1,921,924 by the greater of (A) $1.10 and (B) the volume weighted average closing price of our common stock over the 20 trading-day period immediately prior to the date the Additional Shares are issued, as reported on AMEX or the OTCBB.

In connection with the Asset Purchase Agreement, we entered into a Registration Rights Agreement with Sol Logic (the “Rights Agreement”), pursuant to which we agreed to register 306,185 of the shares issued to Sol Logic on December 19, 2007, for resale by Sol Logic to allow Sol Logic to satisfy its outstanding  obligations to creditors. In connection with the Amended Purchase Agreement, we agreed to register all of the Initial Shares for resale by Sol Logic. This prospectus relates to the resale by the Selling Stockholder of up to 677,940 shares of our common stock. We will not receive any proceeds from the sale of securities by the Selling Stockholder. See “Use of Proceeds” on page 15 of this prospectus.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before investing in our common stock, you should consider carefully the specific risks detailed in this “Risk Factors” section and any applicable prospectus supplement, together with all of the other information contained in this prospectus and any prospectus supplement. If any of these risks occur, our business, results of operations and financial condition could be harmed, the price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

AMEX has notified us of its intent to remove our common stock from listing and registration on the exchange.

On April 25, 2008, we received a letter from AMEX advising that a Listing Qualifications Panel of the AMEX Committee on Securities had affirmed the determination of the staff of the Listing Qualifications Department of AMEX to delist our common stock from AMEX as a result of our failure to comply with:  (A) Section 1003(a)(ii) of the AMEX Company Guide (the “Company Guide”), because we have shareholders’ equity of less than $4 million and and have sustained losses from continuing operations and net losses in three out of our four most recent fiscal years; and (B) Section 1003(a)(iii) of the Company Guide, because we have shareholders’ equity of less than $6 million and have sustained losses from continuing operations and net losses in our five most recent fiscal years.

Additionally, AMEX informed us that it will suspend trading in our common stock as soon as practicable and will file an application with the Securities and Exchange Commission (“SEC”) to remove our common stock from listing and registration on AMEX when and if authorized by the SEC.  On May 7, 2008, AMEX suspended trading in our common stock. Our common stock commenced trading on the Pink Sheets on May 7, 2008. We have filed an application for quotation of our common stock on the OTCBB.

Our common stock is currently traded on the Pink Sheets and may become eligible for quotation on the OTCBB.  However, the delisting could adversely affect the public price of our common stock and limit our stockholders’ ability to dispose of, or to obtain accurate quotations as to the prices of, our common stock. Moreover, our ability to obtain financing on favorable terms, or at all, may be adversely affected by the delisting because certain institutional investors that have policies against investments in companies that are not traded on a national securities exchange and other investors may refrain from purchasing our common stock because of the delisting.  Our ability to obtain financing may also be more limited in numerous states because we will no longer benefit from state exemptions from registration which are dependent upon the listing of our common stock on AMEX.

We have a history of significant recurring losses totaling approximately $75.9 million, and these losses may continue in the future.

As of December 31, 2007, we had an accumulated deficit of $75.9 million, and these losses may continue in the future. We will need to raise capital to fund our continuing operations, and financing may not be available to us on favorable terms or at all. In the event financing is not available in the time frame required, we will be forced to sell certain of our assets or license our technologies to others. We expect to continue to incur significant sales and marketing, research and development, and general and administrative expenses. As a result, we will need to generate significant revenues to achieve profitability and we may never achieve profitability.

Our operating results have fluctuated in the past and are likely to fluctuate significantly in the future. We may experience fluctuations in our quarterly results of operations as a result of:

•                  varying demand for and market acceptance of our technology and products;

•                  changes in our product or customer mix;

•                  the gain or loss of one or more key customers or their key customers, or significant changes in the financial condition of one or more of our key customers or their key customers;

•                  our ability to introduce, certify and deliver new products and technologies on a timely basis;

•                  the announcement or introduction of products and technologies by our competitors;

•                  competitive pressures on selling prices;

•                  costs associated with acquisitions and the integration of acquired companies, products and technologies;

•                  our ability to successfully integrate acquired companies, products and technologies, including the assets acquired from Sol Logic;

•                  our accounting and legal expenses; and

•                  general economic conditions.

These factors, some of which are not within our control, may cause the price of our stock to fluctuate substantially. To respond to these and other factors, we may need to make business decisions that could result in failure to meet financial expectations. If our quarterly operating results fail to meet or exceed the expectations of securities analysts or investors, our stock price could drop suddenly and significantly. Most of our expenses, such as employee compensation, inventory and debt repayment obligations, are relatively fixed in the short term. Moreover, our expense levels are based, in part, on our expectations regarding future revenue levels. As a result, if our revenue for a particular period were below our expectations, we would not be able to proportionately reduce our operating expenses for that period. Any revenue shortfall would have a disproportionately negative effect on our operating results for the period.

We received a “going concern” opinion from our independent registered public accounting firm for the fiscal years ended December 31, 2006  and 2007, which may negatively impact our business.

We received a report from Stonefield Josephson, Inc., our independent registered public accounting firm (“Stonefield Josephson”), regarding our consolidated financial statements for the fiscal year ended December 31, 2006 and 2007, which included an explanatory paragraph stating that the consolidated financial statements were prepared assuming we will continue as a going concern. The report also stated that our substantial net losses and monetary liabilities have raised substantial doubt about our ability to continue as a going concern.  The “going concern” opinion for the fiscal year ended December 31, 2007, may fail to dispel any continuing doubts about our ability to continue as a going concern and could adversely affect our ability to enter into collaborative relationships with business partners, to raise additional capital and to sell our products, and could have a material adverse effect on our business, financial condition and results of operations.

We currently have limited cash resources and we will require additional funding to finance our working capital requirements for at least the next twelve months.

We currently have limited cash resources and we will require financing to fund our anticipated working capital requirements for at least the next twelve months. If we are not able to generate positive cash flows from operations in the near future, we will be required to seek additional funding through public or private equity or debt financing. There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are required to sell equity to raise additional funds, our existing stockholders may incur substantial dilution and any shares so issued may have rights, preferences and privileges superior to the rights, preferences and privileges of our outstanding common stock. If we seek debt financing, the terms of the financing may require us to agree to restrictive covenants or impose other obligations that limit our ability to grow our business, acquire necessary assets or take other actions that we consider necessary or desirable.  Also, we may be required to obtain funds through arrangements with third parties that require us to relinquish rights to certain of our technologies or products that we would seek to develop or commercialize ourselves. In addition, our ability to raise additional capital may be dependent upon our common stock being listed on AMEX. We have not satisfied the criteria for continued listing on AMEX in the past and we cannot guarantee that we will be able to satisfy the criteria for continued listing on AMEX in the future.

Our current ineligibility to use the Registration Statement on Form S-3 may affect our ability to finance our working capital requirements for the next twelve months.

As a result of the fact that our Current Report on Form 8-K, filed with the SEC on December 21, 2007, was filed after the deadline for its filing, we became ineligible through December 2008 to register shares of our common stock on a Form S-3 Registration Statement. Certain investors, for whom the ability to resell their shares relatively soon after they acquire them is important, may only be willing to participate in private financings by us if we can register their shares using a Form S-3 Registration Statement.  Therefore, our ineligibility to use Form S-3 could limit our ability to raise additional capital for at least the next 12 months or such longer period that we are ineligible to use the Form S-3 Registration Statement.

We depend upon a small number of large system sales ranging from $500,000 to in excess of $2,000,000, and we may fail to achieve one or more large system sales in the future.

Historically, we have derived a substantial portion of our revenues from a small number of sales of large, relatively expensive systems, typically ranging in price from $500,000 to $2,000,000. If we fail to receive orders for these large systems in a given sales cycle on a consistent basis, our business could be significantly harmed. Further, our quarterly results are difficult to predict because we cannot predict in which quarter, if any, large system sales will occur in a given year. As a result, we believe that quarter-to-quarter comparisons of our results of operations are not a good indication of our future performance. In some future quarters, our operating results may be below the expectations of securities analysts and investors, in which case the market price of our common stock may decrease significantly.

Our lengthy sales cycle may cause us to expend significant resources for as long as one year in anticipation of a sale to certain customers, yet we still may fail to complete the sale.

When considering the purchase of a large computerized identity management system, potential customers of ours may take as long as one year to evaluate different systems and obtain approval for the purchase. Under these circumstances, if we fail to complete a sale, we will have expended significant resources and received no revenue in return. Generally, customers consider a wide range of issues before committing to purchase our products, including product benefits, ability to operate with their current systems, product reliability and their own budgetary constraints. While potential customers are evaluating our products, we may incur substantial selling costs and expend significant management resources in an effort to accomplish potential sales that may never occur.

A significant number of our customers and potential customers are government agencies that are subject to unique political and budgetary constraints and have special contracting requirements which may affect our ability to obtain new and retain current government customers.

A significant number of our customers are government agencies. These agencies often do not set their own budgets and therefore have little control over the amount of money they can spend from quarter-to-quarter or year-to-year. In addition, these agencies experience political pressure that may dictate the manner in which they spend money. Due to political and budgetary processes and other scheduling delays that may frequently occur relating to the contract or bidding process, some government agency orders may be canceled or substantially delayed, and the receipt of revenues or payments from these agencies may be substantially delayed. In addition, future sales to government agencies will depend on our ability to meet government contracting requirements, certain of which may be onerous or impossible to meet, resulting in our inability to obtain a particular contract. Common requirements in government contracts include bonding requirements, provisions permitting the purchasing agency to modify or terminate at will the contract without penalty, and provisions permitting the agency to perform investigations or audits of our business practices, any of which may limit our ability to enter into new contracts or maintain our current contracts.

We may fail to create new applications for our products and enter new markets, which may have an adverse effect on our operations, financial condition and prospects.

We believe our future success depends in part on our ability to develop and market our technology for applications other than booking systems for the law enforcement market. If we fail in these goals, our business strategy and ability to generate revenues and cash flow would be significantly impaired. We intend to expend significant resources to develop new technology, but the successful development of new technology cannot be predicted and we cannot guarantee we will succeed in these goals.

We occasionally rely on systems integrators to manage our large projects, and if these companies do not perform adequately, we may lose business.

We occasionally act as a subcontractor to systems integrators who manage large projects that incorporate our systems, particularly in foreign countries. We cannot control these companies, and they may decide not to promote our products or may price their services in such a way as to make it unprofitable for us to continue our relationship with them. Further, they may fail to perform under agreements with their customers, in which case we might lose sales to these customers. If we lose our relationships with these companies, our business, financial condition and results of operations may suffer.

If the patents we own or license, or our other intellectual property rights, do not adequately protect our products and technologies, we may lose market share to our competitors and our business, financial condition and results of operations would be adversely affected.

Our success depends significantly on our ability to protect our rights to the technologies used in our products. We rely on patent protection, trade secrets, as well as a combination of copyright and trademark laws and nondisclosure, confidentiality and other contractual arrangements to protect our technology. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. In addition, we cannot be assured that any of our current and future pending patent applications will result in the issuance of a patent to us. The U.S. Patent and Trademark Office (“PTO”) may deny or require significant narrowing of claims in our pending patent applications, and patents issued as a result of the pending patent applications, if any, may not provide us with significant commercial protection or be issued in a form that is advantageous to us. We could also incur substantial costs in proceedings before the PTO. These proceedings could result in adverse decisions as to the claims included in our patents.

Our issued and licensed patents and those that may be issued or licensed in the future may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products. Additionally, upon expiration of our issued or licensed patents, we may lose some of our rights to exclude others from making, using, selling or importing products using the technology based on the expired patents. We also must rely on contractual rights with the third parties that license technology to us to protect our rights in the technology licensed to us. Although we have taken steps to protect our intellectual property and technology, there is no assurance that competitors will not be able to design around our patents. We also rely on unpatented proprietary technology. We cannot assure you that we can meaningfully protect all our rights in our unpatented proprietary technology or that others will not independently develop substantially equivalent proprietary products or processes or otherwise gain access to our unpatented proprietary technology. We seek to protect our know-how and other unpatented proprietary technology with confidentiality agreements and intellectual property assignment agreements with our employees. However, such agreements may not provide meaningful protection for our proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements or in the event that our competitors discover or independently develop similar or identical designs or other proprietary information. In addition, we rely on the use of registered and common law trademarks with respect to the brand names of some of our products. Our common law trademarks provide less protection than our registered trademarks. Loss of rights in our trademarks could adversely affect our business, financial condition and results of operations.

Furthermore, the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. If we fail to apply for intellectual property protection or if we cannot adequately protect our intellectual property rights in these foreign countries, our competitors may be able to compete more effectively against us, which could adversely affect our competitive position, as well as our business, financial condition and results of operations.

If third parties claim that we infringe their intellectual property rights, we may incur liabilities and costs and may have to redesign or discontinue selling certain products.

Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. We face the risk of claims that we have infringed on third parties’ intellectual property rights. Searching for existing intellectual property rights may not reveal important intellectual property and our competitors may also have filed for patent protection, which is not as yet a matter of public knowledge, or claimed trademark rights that have not been revealed through our availability searches. Our efforts to identify and avoid infringing on third parties’ intellectual property rights may not always be successful. Any claims of patent or other intellectual property infringement, even those without merit, could:

•                  increase the cost of our products;

•                  be expensive and time consuming to defend;

•                  result in us being required to pay significant damages to third parties;

•                  force us to cease making or selling products that incorporate the challenged intellectual property;

•                  require us to redesign, reengineer or rebrand our products;

•                  require us to enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property, the terms of which may not be acceptable to us;

•                  require us to indemnify third parties pursuant to contracts in which we have agreed to provide indemnification to such parties for intellectual property infringement claims;

•                  divert the attention of our management; and

•                  result in our customers or potential customers deferring or limiting their purchase or use of the affected products until the litigation is resolved.

In addition, new patents obtained by our competitors could threaten a product’s continued life in the market even after it has already been introduced.

The failure to successfully integrate any business or asset acquisitions into our existing operations, or if we discover previously undisclosed liabilities, could negatively affect our business, financial condition and results of operations.

We completed the acquisition of certain assets of Sol Logic in December 2007, and we plan to continue to review potential acquisition candidates. Our business and our strategy include building our business through acquisitions. However, acceptable acquisition candidates may not be available in the future or may not be available on terms and conditions acceptable to us.

Successful acquisitions depend upon our ability to identify, negotiate, complete and integrate suitable acquisitions and to obtain any necessary financing. Even if we complete acquisitions, we may experience:

•                  difficulties in integrating any acquired companies, personnel and products into our existing business;

•                  delays in realizing the benefits of the acquired company or products;

•                  diversion of our management’s time and attention from other business concerns;

•                  limited or no direct prior experience in new markets or countries we may enter;

•                  higher costs of integration than we anticipated; and

•                  difficulties in retaining key employees of the acquired business who are necessary to manage these acquisitions.

In addition, an acquisition could materially impair our operating results by causing us to incur debt or requiring us to amortize acquisition expenses and acquired assets. We may also discover deficiencies in internal controls, data adequacy and integrity, product quality, regulatory compliance and product liabilities that we did not uncover prior to our acquisition of such businesses, which could result in us becoming subject to penalties or other liabilities. Any difficulties in the integration of acquired businesses or unexpected penalties or liabilities in connection with such businesses could have a material adverse effect on our business, financial condition and results of operations.

We operate in foreign countries and are exposed to risks associated with foreign political, economic and legal environments and with foreign currency exchange rates.

With our acquisition of G&A Imaging Ltd. in 2001, we have significant foreign operations. As a result, we are exposed to risks, including among others, risks associated with foreign political, economic and legal environments and with foreign currency exchange rates. Our results may be adversely affected by, among other things, changes in government policies with respect to laws and regulations, anti-inflation measures, currency conversions, remittance abroad and rates and methods of taxation.

We depend on key personnel, the loss of any of whom could materially adversely affect future operations.

Our success will depend to a significant extent upon the efforts and abilities of our executive officers and other key personnel. The loss of the services of one or more of these key employees and any negative market or industry perception arising from the loss of such services could have a material adverse effect on us and the trading price of our common stock.  Our business will also be dependent upon our ability to attract and retain qualified personnel. Acquiring and keeping these personnel could prove more difficult or cost substantially more than estimated and we cannot be certain that we will be able to retain such personnel or attract a high caliber of personnel in the future.

Compliance with Section 404 of the Sarbanes-Oxley Act of 2002 may result in substantial costs to us and a diversion of management attention and resources, and failure to maintain adequate internal controls over financial reporting could result in our business being harmed and our stock price declining.

Section 404 of the Sarbanes-Oxley Act of 2002 requires us to document and test the effectiveness of our internal controls over financial reporting in accordance with an established control framework and to report on our management’s conclusion as to the effectiveness of these internal controls over financial reporting beginning with the fiscal year ending December 31, 2007.  This section also requires that our independent registered public accounting firm provide an attestation report on our internal control over financial reporting beginning with the fiscal year ending December 31, 2008.  Our management completed its evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2007 and concluded that our internal controls over financial reporting were effective as of that date.

The standards that must be met for management to continue to assess the internal control over financial reporting are complex and will require significant documentation, testing and possible remediation to meet the detailed standards.  In addition, the attestation process that must be performed by our independent registered public accounting firm is new and complex. We may encounter problems or delays in completing the activities necessary to continue to make assessments of our internal control over financial reporting, completing the implementation of any requested improvements, or receiving an unqualified attestation of our assessment by our independent registered public accountants.  Ensuring that we have adequate internal financial and accounting controls and procedures in place is a costly and time-consuming effort that needs to be evaluated frequently, so compliance with these new rules could require us to incur substantial costs and may require a significant amount of time and attention of management, which could seriously harm our business, financial condition and results of operations. If we are unable to continue to assess our internal control over financial reporting as effective, or if our independent registered public accounting firm is unable to provide an unqualified attestation report on our assessment, investors may lose confidence in us and our stock price may be negatively impacted.

We face competition from companies with greater financial, technical, sales, marketing and other resources, and, if we are unable to compete effectively with these competitors, our market share may decline and our business could be harmed.

We face competition from other established companies. A number of our competitors have longer operating histories, larger customer bases, significantly greater financial, technological, sales, marketing and other resources than we do.  As a result, our competitors may be able to respond more quickly than we can to new or changing opportunities, technologies, standards or client requirements, more quickly develop new products or devote greater resources to the promotion and sale of their products and services than we can.  Likewise, their greater capabilities in these areas may enable them to better withstand periodic downturns in the identity management solutions industry and compete more effectively on the basis of price and production.  In addition, new companies may enter the markets in which we compete, further increasing competition in the identity management solutions industry.

We believe that our ability to compete successfully depends on a number of factors, including the type and quality of our products and the strength of our brand names, as well as many factors beyond our control. We may not be able to compete successfully against current or future competitors, and increased competition may result in price reductions, reduced profit margins, loss of market share and an inability to generate cash flows that are sufficient to maintain or expand the development and marketing of new products, any of which would adversely impact our results of operations and financial condition.

Risks Related to Our Securities

The holders of our preferred stock have certain rights and privileges that are senior to our common stock, and we may issue additional shares of preferred stock without stockholder approval that could have a material adverse effect on the market value of the common stock.

Our Board of Directors (“Board”) has the authority to issue a total of up to 4,000,000 shares of preferred stock and to fix the rights, preferences, privileges, and restrictions, including voting rights, of the preferred stock, which typically are senior to the rights of the common stockholders, without any further vote or action by the common stockholders. The rights of our common stockholders will be subject to, and may be adversely affected by, the rights of the holders of the preferred stock that have been issued, or might be issued in the future. Preferred stock also could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. This could delay, defer, or prevent a change in control. Furthermore, holders of preferred stock may have other rights, including economic rights, senior to the common stock. As a result, their existence and issuance could have a material adverse effect on the market value of the common stock. We have in the past issued and may from time to time in the future issue, preferred stock for financing or other purposes with rights, preferences, or privileges senior to the common stock. As of December 31, 2007, we had three series of preferred stock outstanding, Series B preferred stock, Series C 8% convertible preferred stock and Series D 8% convertible preferred stock.

The provisions of our Series B Preferred Stock prohibit the payment of dividends on the common stock unless the dividends on those preferred shares are first paid. In addition, upon a liquidation, dissolution or sale of our business, the holders of the Series B Preferred Stock will be entitled to receive, in preference to any distribution to the holders of common stock, initial distributions of $2.50 per share, plus all accrued but unpaid dividends.  Pursuant to the terms of our Series B Preferred Stock we are obligated to pay cumulative cash dividends on shares of Series B Preferred Stock from legally available funds at the annual rate of $0.2125 per share, payable in two semi-annual installments of $0.10625 each, which cumulative dividends must be paid prior to payment of any dividend on our common stock. As of December 31, 2007, we had cumulative undeclared dividends on the Series B Preferred Stock of approximately $9,000.

The Series C Preferred Stock has a liquidation preference equal to its stated value, plus any accrued and unpaid dividends thereon and any other fees or liquidated damages owing thereon. The Series C Preferred Stock accrues cumulative dividends at the rate of 8.0% of the stated value per share per annum.  At the option of the Company, the dividend payment may be made in the form of cash, after the payment of cash dividends to the holders of Series B Preferred Stock, or common stock issuable upon conversion of the Series C Preferred Stock.  Each share of Series C Preferred Stock is convertible at any time at the option of the holder into a number of shares of common stock equal to the stated value (initially $1,000 per share, subject to adjustment), plus any accrued and unpaid dividends, divided by the conversion price (initially $1.50 per share, subject to adjustment). Subject to certain limitations, the conversion price per share shall be adjusted in the event of certain subsequent stock dividends, splits, reclassifications, dilutive issuances, rights offerings, and reclassifications.  Certain activities may not be undertaken by the Company without the affirmative vote of a majority of the holders of the outstanding shares of Series C Preferred Stock. As of December 31, 2007, we had cumulative undeclared dividends on the Series C Preferred Stock of approximately $234,000.

The Series D Preferred Stock has a liquidation preference equal to its stated value, plus any accrued and unpaid dividends thereon and any other fees or liquidated damages owing thereon. The Series D Preferred Stock accrues cumulative dividends at the rate of 8.0% of the stated value per share per annum.  At the option of the Company, the dividend payment may be made in the form of cash, after the payment of cash dividends to the holders of Series B and Series C Preferred Stock, or common stock issuable upon conversion of the Series D Preferred Stock.  Each share of Series D Preferred Stock is convertible at any time at the option of the holder into a number of shares of common stock equal to the stated value (initially $1,000 per share, subject to adjustment), plus any accrued and unpaid dividends, divided by the conversion price (initially $1.90 per share, subject to adjustment). Subject to certain limitations, the conversion price per share shall be adjusted in the event of certain subsequent stock dividends, splits, reclassifications, dilutive issuances, rights offerings, and reclassifications.  Certain activities may not be undertaken by the Company without the affirmative vote of a majority of the holders of the outstanding shares of Series D Preferred Stock. As of December 31, 2007, we had cumulative undeclared dividends on the Series D Preferred Stock of approximately $98,000.

Our stock price has been volatile, and your investment in our common stock could suffer a decline in value.

There has been significant volatility in the market price and trading volume of equity securities, which is unrelated to the financial performance of the companies issuing the securities. These broad market fluctuations may negatively affect the market price of our common stock. You may not be able to resell your shares at or above the price you pay for those shares due to fluctuations in the market price of our common stock caused by changes in our operating performance or prospects and other factors.

Some specific factors that may have a significant effect on our common stock market price include:

•                  actual or anticipated fluctuations in our operating results or future prospects;

•                  our announcements or our competitors’ announcements of new products;

•                  the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•                  strategic actions by us or our competitors, such as acquisitions or restructurings;

•                  new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•                  changes in accounting standards, policies, guidance, interpretations or principles;

•                  changes in our growth rates or our competitors’ growth rates;

•                  developments regarding our patents or proprietary rights or those of our competitors;

•                  our inability to raise additional capital as needed;

•                  substantial sales of common stock underlying warrants and preferred stock;

•                  concern as to the efficacy of our products;

•                  changes in financial markets or general economic conditions;

•                  sales of common stock by us or members of our management team; and

•                  changes in stock market analyst recommendations or earnings estimates regarding our common stock, other comparable companies or our industry generally.

Our future sales of our common stock could adversely affect its price and our future capital-raising activities could involve the issuance of equity securities, which would dilute your investment and could result in a decline in the trading price of our common stock.

We may sell securities in the public or private equity markets if and when conditions are favorable, even if we do not have an immediate need for additional capital at that time. Sales of substantial amounts of our common stock, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock and our ability to raise capital. We may issue additional common stock in future financing transactions or as incentive compensation for our executive management and other key personnel, consultants and advisors. Issuing any equity securities would be dilutive to the equity interests represented by our then-outstanding shares of common stock. The market price for our common stock could decrease as the market takes into account the dilutive effect of any of these issuances. Furthermore, we may enter into financing transactions at prices that represent a substantial discount to the market price of our common stock. A negative reaction by investors and securities analysts to any discounted sale of our equity securities could result in a decline in the trading price of our common stock.

If registration rights that we have previously granted are exercised, then the price of our common stock may be adversely affected.

We have agreed to register with the SEC up to 677,940 shares of common stock which are included in the registration statement of which this prospectus is a part.  In the event these securities are registered with the SEC, they may be freely sold in the open market provided the registration statement of which this prospectus forms a part remains effective and subject to trading restrictions to which our affiliates holding the shares may be subject from time to time. We expect that we also will be required to register any securities sold in future private financings. Additionally, the number of shares of our common stock underlying issued and outstanding warrants and preferred stock registered under prior registration statements, many of which are now available for resale under Rule 144 of the Securities Act, is substantial and sales of such underlying stock could cause significant dilution.  The sale of a significant amount of shares in the open market, or the perception that these sales may occur, could cause the trading price of our common stock to decline or become highly volatile.

Our corporate documents and Delaware law contain provisions that could discourage, delay or prevent a change in control of our company.

Provisions in our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition involving us that our stockholders may consider favorable. For example, our certificate of incorporation authorizes preferred stock, which carries special rights, including voting and dividend rights. With these rights, preferred stockholders could make it more difficult for a third party to acquire us.

We are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Under these provisions, if anyone becomes an “interested stockholder,” we may not enter into a “business combination” with that person for three years without special approval, which could discourage a third party from making a takeover offer and could delay or prevent a change of control. For purposes of Section 203, “interested stockholder” means, generally, someone owning 15% or more of our outstanding voting stock or an affiliate of ours that owned 15% or more of our outstanding voting stock during the past three years, subject to certain exceptions as described in Section 203.

We do not expect to pay cash dividends on our common stock for the foreseeable future.

We have never paid cash dividends on our common stock and do not anticipate that any cash dividends will be paid on the common stock for the foreseeable future. The payment of any cash dividend by us will be at the discretion of our board of directors and will depend on, among other things, our earnings, capital, regulatory requirements and financial condition. Furthermore, the terms of our Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock directly limit our ability to pay cash dividends on our common stock.

Securities analysts may not continue to cover our common stock or may issue negative reports, and this may have a negative impact on our common stock’s market price.

There is no guarantee that securities analysts will continue to cover our common stock. If securities analysts do not cover our common stock, the lack of research coverage may adversely affect our common stock’s market price. The trading market for our common stock relies in part on the research and reports that industry or financial analysts publish about our business or us. If one or more of the analysts who cover us downgrades our stock, our stock price may decline rapidly. If one or more of these analysts ceases coverage of our common stock, we could lose visibility in the market, which in turn could cause our stock price to decline. In addition, rules mandated by the Sarbanes-Oxley Act of 2002, and a global settlement reached between the SEC, other regulatory analysts and a number of investment banks in April 2003, may lead to a number of fundamental changes in how analysts are reviewed and compensated. In particular, many investment banking firms will now be required to contract with independent financial analysts for their stock research. It may be difficult for companies with smaller market capitalizations, such as our company, to attract independent financial analysts that will cover our common stock, which could have a negative effect on our market price.

The large number of holders and lack of concentration of ownership of our common stock may make it difficult for us to reach a quorum or obtain an affirmative vote of our stockholders at future stockholder meetings.

Our stock is held in a large number of individual accounts. As a result, it may be difficult for us to reach a quorum or obtain an affirmative vote of a majority of our stockholders where either of those thresholds are measured based on the total number of shares of our common stock outstanding. Difficulty in obtaining a stockholder vote could impact our ability to complete any financing or strategic transaction requiring stockholder approval or effect basic corporate governance changes, such as an increase in the authorized number of shares of our preferred stock and our common stock.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

This prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business strategies, operating efficiencies or synergies, competitive positions, growth opportunities for existing patents, technologies, products, plans and objectives of management, markets for stock of ImageWare and other matters. Statements in this prospectus that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the Securities Act. Such forward-looking statements, including, without limitation, those relating to the future business prospects, revenues and income of ImageWare, wherever they occur, are necessarily estimates reflecting the best judgment of our senior management on the date on which they were made, or if no date is stated, as of the date of this prospectus. These forward-looking statements are subject to risks, uncertainties and assumptions, including those described in the section entitled “Risk Factors,” may affect the operations, performance, development and results of our business. Because the factors discussed in this prospectus could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any such forward-looking statements. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You are advised to read carefully the section titled “Risk Factors” beginning on page 4 of this prospectus.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or any other reason. All subsequent forward-looking statements attributable to ImageWare or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to herein. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus may not occur. Except as required under the federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update publicly any forward-looking statements after we distribute this prospectus, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We will not receive any proceeds from the sale or other disposition by the Selling Stockholder of the shares of our common stock covered by this prospectus, or interests therein. The Selling Stockholder will pay any underwriting discounts and commissions and expenses incurred by the Selling Stockholder for brokerage, accounting, tax or legal services or any other expenses incurred by the Selling Stockholder in disposing of these shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, AMEX listing fees and fees and expenses of our counsel and our accountants.

MANAGEMENT

Directors

The following table sets forth information regarding our directors as of April 1, 2008:

Name	Age	Principal Occupation/Position Held With the Company
Mr. S. James Miller, Jr.	54	Chief Executive Officer and Chairman of the Board of Directors
Mr. John Callan	61	Director
Mr. David Carey	63	Director
Mr. Guy Steven Hamm	60	Director
Mr. John Holleran	81	Director
Mr. David Loesch	63	Director

On March 16, 2008, Mr. Patrick Downs, a member of our board of directors, passed away. We have not yet filled the vacancy resulting from Mr. Downs’ untimely passing.

S. James Miller, Jr. has served as our Chief Executive Officer since 1990 and Chairman of the Board since 1996. He also served as our President from 1990 until 2003. From 1980 to 1990, Mr. Miller was an executive with Oak Industries, Inc., a manufacturer of components for the telecommunications industry. While at Oak Industries, Mr. Miller served as a director and as Senior Vice President, General Counsel, Corporate Secretary and Chairman/President of Oak Industries’ Pacific Rim subsidiaries. He has a J.D. from the University of San Diego School of Law and a B.A. from the University of California, San Diego.

John Callan was appointed to the Board in September 2000. Since February 2007, Mr. Callan has served as Vice President, Strategy and Business Development at DHL Global Mail, Americas. From March 2006 to February 2007, Mr. Callan served DHL Global Mail as Vice President - Domestic Product Management. From 2001 to 2006, Mr. Callan served as Principal of Ursa Major Associates, LLC, the logistics strategy consulting firm he co-founded. From 1997 to 2002, he was an independent business strategy consultant in the imaging and logistics fields. From 1995 to 1997, Mr. Callan served as Chief Operating Officer for Milestone Systems, a shipping systems software company. From 1987 to 1995, he served as Director of Entertainment Imaging at Polaroid Corporation. Mr. Callan is a graduate of the University of North Carolina.

David Carey was appointed to the Board in February 2006. Mr. Carey is a former Executive Director of the Central Intelligence Agency. Since April 2005, Mr. Carey has served as Executive Director for Blackbird Technologies, which provides state-of-the-art IT security expertise, where he assists the company with business development and strategic planning. Prior to joining Blackbird Technologies, Mr. Carey was Vice President, Information Assurance for Oracle Corporation from September 2001 to April 2005. In addition, Mr. Carey worked for the CIA for 32 years until 2001. During his career at the CIA, Mr. Carey held several senior positions including that of Executive Director, often referred to as the Chief Operating Officer, or No. 3 person in the agency, from 1997 to 2001. Before assuming that position, Mr. Carey was Director of the DCI Crime and Narcotics Center, the Director of the Office of Near Eastern and South Asian Analysis, and Deputy Director of the Office of Global Issues. Mr. Carey is a graduate of Cornell University and the University of Delaware.

Guy Steven Hamm was appointed to the Board in October 2004. Mr. Hamm served Aspen Holding, a privately held insurance provider, as CFO from December 2005 to February 2007. In 2002, Mr. Hamm retired from PricewaterhouseCoopers, where he was a national partner-in-charge of middle market. Mr. Hamm was instrumental in growing the Audit Business Advisory Services (ABAS) Middle Market practice at PricewaterhouseCoopers, where he was responsible for $300 million in revenue and more than 100 partners. Mr. Hamm is a graduate of San Diego State University.

John Holleran was appointed to the Board in May 1996. Since 1974, Mr. Holleran has been a management and investment consultant. Prior to consulting, Mr. Holleran served as the Chief Financial Officer, Executive Vice President and Chief Operating Officer of Southwest Gas Corporation. He served as Executive Vice President of the Hawaii Corporation, a diversified holding company, and as President and Chairman of Property Research Financial Corporation, a real estate investment and syndication firm, from 1972 to 1974. Mr. Holleran has also served as a director of Kilroy Industries, a national office building and office park developer, as a director of Walker & Lee, a national full service real estate firm, and as a director of NTN Communications, Inc., a company engaged in the interactive television business. Mr. Holleran is a graduate of Woodbury University.

David Loesch was appointed to the Board in September 2001 after 29 years of service as a Special Agent with the Federal Bureau of Investigations (“FBI”). At the time of his retirement from the FBI, Mr. Loesch was the Assistant Director in Charge of the Criminal Justice Information Services Division of the FBI. Mr. Loesch was awarded the Presidential Rank Award for Meritorious Executive in 1998 and has served on the board of directors of the Special Agents Mutual Benefit Association since 1996. He is also a member of the International Association of Chiefs of Police and the Society of Former Special Agents of the FBI, Inc. Mr. Loesch served in the United States Army as an Officer with the 101st Airborne Division in Vietnam. He holds a Bachelor’s degree from Canisius College and a Master’s degree in Criminal Justice from George Washington University. Mr. Loesch is currently a private consultant on public safety and criminal justice solutions.

Executive Officers

The following table sets forth the names, ages and positions for our executive officers and certain significant employees not discussed above as of April 1, 2008:

Name	Age	Principal Position(s) Held With the Company
Mr. Wayne Wetherell	55	Sr. Vice President, Administration, Chief Financial Officer, Secretary and Treasurer
Mr. Charles AuBuchon	64	Vice President, Business Development
Mr. David Harding	38	Vice President and Chief Technical Officer

Wayne Wetherell has served as our Senior Vice President, Administration and Chief Financial Officer since May 2001 and additionally as our Secretary and Treasurer since October 2005. From 1996 to May 2001, he served as Vice President of Finance and Chief Financial Officer. From 1991 to 1996, Mr. Wetherell was the Vice President and Chief Financial Officer of Bilstein Corporation of America, a manufacturer and distributor of automotive parts. Mr. Wetherell holds a B.S. degree in Management and an M.S. degree in Finance from San Diego State University.

Significant Employees

Chuck AuBuchon has served as our Vice President, Business Development since January 2007. From 2004 to 2007 he served as Vice President, Sales. From 2003 to 2004, he served as Director of North American Sales. From 2000 to 2003, Mr. AuBuchon was Vice President Sales & Marketing at Card Technology Corporation, a manufacturer of Card Personalization Systems, where he was responsible for distribution within the Americas, Asia Pacific and EMEA (Europe, Middle East and Africa) regions. From 1992 to 2000, Mr. AuBuchon held various sales management positions, including Vice President Sales and Marketing, for Gemplus and Datacard. Mr. AuBuchon is a graduate of Pennsylvania State University.

David Harding has served as our Vice President and Chief Technology Officer since January 2006. Before joining us, Mr. Harding was the Chief Technology Officer at IC Solutions, Inc., where he was responsible for all technology departments including the development and management of software development, IT and quality assurance as well as their respective hardware, software and human resource budgets from 2001 to 2003. He was the Chief Technology Officer at Thirsty.com from 1999 to 2000, the Chief Technology Officer at Fulcrum Point Technologies, Inc., from 1996 to 1999, and consultant to Access360, which is now part of IBM/Tivoli, from 1995 to 1996.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of Compensation Program and Philosophy

Our compensation program is intended to support the achievement of our specific annual and long-term operational and strategic goals by attracting and rewarding employees for superior results. A key objective of the program is to align executives’ interests with those of the stockholders by rewarding performance above established goals, with the ultimate objective of improving stockholder value.

The Compensation Committee of our Board of Directors has responsibility for establishing, implementing and monitoring adherence to the Company’s compensation philosophy. The Compensation Committee seeks to ensure that the total compensation paid to our executive officers is fair, reasonable and competitive.

The Compensation Committee evaluates both performance and compensation in an effort to ensure that we maintain our ability to attract and retain individuals of superior ability and managerial talent in key positions and that compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of our peer companies. To that end, the Compensation Committee believes executive compensation packages we provide to our executive officers should include both cash and stock-based compensation that rewards individual and corporate performance as measured against established goals.

Role of Executive Officers in Compensation Decisions

The Compensation Committee makes all compensation decisions for our executive officers. Regarding the establishment of base salary levels payable throughout 2007 and cash and equity incentives in respect of 2007 performance, our Chief Executive Officer, S. James Miller, provided input and arranged for the Compensation Committee to have access to our records and personnel for purposes of its deliberations. Our Sr. Vice President Administration, Chief Financial Officer, Secretary and Treasurer, Wayne G. Wetherell, also provided input to the Compensation Committee to this end. With respect to compensation levels of executive officers in 2008 with respect to 2007 performance, S. James Miller reviewed the performance of each executive officer (other than his own, which was reviewed by the Compensation Committee) and provided such input and observations to the Compensation Committee. The conclusions reached and recommendations based on these reviews, including with respect to salary adjustments for 2008 for 2007 performance, were presented to the Compensation Committee. The Compensation Committee can exercise its discretion in modifying any recommended adjustments or awards to executive officers.

Setting Executive Compensation

Based on the foregoing objectives, the Compensation Committee has structured our annual and long-term incentive-based cash and non-cash executive compensation in an effort to motivate our executive officers to achieve the business goals set by us and reward them for achieving such goals. In furtherance of these objectives, in 2005 the Compensation Committee engaged Compensia, an outside consulting firm, to assess and evaluate its total compensation program for our executive officers and provide the Compensation Committee with relevant market data and recommendations to consider when developing compensation packages for the executive officers. Compensia provided market data for peer-group companies such as ActiveCard, Authentidate Holding Corp., CAM Solutions, Cogent, Connetix, CSP, Identix, IPIX, Lasercard, Loudeye, Merge Technologies, Raining Data, SAFLINK, Smith Micro Software, Vasco Data, Viewpoint and Viisage Technology.

Management plays a significant role with respect to the process of setting compensation for executive officers, other than the Chairman and Chief Executive Officer, by:

•                  providing performance evaluations;

•                  developing and recommending targets for performance and objectives; and

•                  recommending salary levels, incentives and equity awards.

Management provides the Compensation Committee and the Board of Directors with material for each Compensation Committee meeting and the Chairman and Chief Executive Officer, at the Compensation Committee’s request to provide:

•                  background relative to strategic objectives;

•                  discussion relative to performance evaluations of the executive officers; and

•                  compensation recommendations as to executive officers (other than himself).

In making compensation decisions, the Compensation Committee compared each element of the executive’s total compensation package with the research and recommendations of Compensia.

The Compensation Committee believes that we compete with many companies for top executive-level talent. Accordingly, the Compensation Committee strives to implement compensation packages for our executive officers that are competitive with total compensation paid to similarly situated executives. Variations to this objective may occur as dictated by the experience level of the individual and market factors. A significant percentage of total compensation for our executive officers is allocated to incentives as a result of the philosophy mentioned above. Nevertheless, strictly speaking, there is no pre-established policy or target for the allocation between either cash and non-cash or short-term and long-term incentive compensation. Income from such incentive compensation is realized as a result of our performance the individual’s performance, depending on the type of award, compared to established goals.

2007 Executive Compensation Components

For the fiscal year ended December 31, 2007, the principal components of compensation for executive officers were:

•                  base salary; and

•                  long-term equity incentive compensation in the form of stock options and restricted stock.

Base Salary. We provide our executive officers and other employees with a base salary to compensate them for services rendered during the fiscal year. Base salary ranges for executive officers are determined for each executive based on his or her position and responsibility by using market data.

During its review of base salaries for executive officers for 2007, the Compensation Committee primarily considered:

•                  market data provided by our outside consultant and data published by independent third-party sources;

•                  internal review of the executive’s compensation, both individually and relative to other executive officers; and

•                  individual performance and responsibility of the executive.

Salary levels for named executives not under employment contracts are considered annually as part of our performance review process as well as upon a promotion or other material change in job responsibility. Merit-based increases to salaries of executive officers are determined upon assessment of the individual’s performance and responsibility.

Long-Term Equity Incentive Compensation. Our long-term incentive compensation program is designed to recognize the executive’s scope of responsibilities, reward demonstrated performance and leadership, motivate future superior performance, align the interests of the executives with our stockholders and retain the executives through the term of the awards. When making equity-award decisions, the Compensation Committee considers market data, the grant size, the forms of long-term equity compensation available to it under existing plans and the status of awards granted in previous years. The amount of equity incentive compensation granted in 2007 was based upon our strategic, operational and financial performance overall and reflects the executives’ expected contributions to our future success. Existing ownership levels are not a factor in award determination, as the Compensation Committee does not want to discourage executives from holding significant amounts of our stock.

Effective January 1, 2006, we adopted the requirements of Statement of Financial Accounting Standards No. 123R, Share-Based Payment (“SFAS 123R”), which requires companies to estimate the fair value of share-based payment option awards on the date of grant using an option-pricing model. The value of the awards that are ultimately expected to vest are recognized as compensation expense over the requisite service periods using the straight-line method. When determining the appropriate form of incentive award (for example whether stock options, restricted stock, restricted stock units, or stock appreciation rights, each of which our Amended and Restated 1999 Stock Award Plan (the “1999 Plan”) permits, should be used) the Compensation Committee’s goal is to weigh the cost of these grants with their potential benefits as a compensation tool.

Retirement and Other Benefits. All of our employees in the United States are eligible to participate in the 401(k) Savings Plan (the “Savings Plan”). The Savings Plan is a tax-qualified retirement savings plan pursuant to which all U.S. based employees, including the named executive officers, are able to contribute. The Savings Plan provides for annual contributions by us of 50% of employee contributions not to exceed 8% of employee compensation. Participants may contribute up to 100% of the annual contribution limitations determined by the Internal Revenue Service. Employees are fully vested in their share of our contributions after the completion of five years of service.

Tax and Accounting Implications. As part of its role, the Compensation Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), which provides that we may not deduct compensation of more than $1,000,000 that is paid to certain individuals. To qualify for deductibility under Section 162(m), compensation in excess of $1,000,000 per year paid to the named executive officers at the end of such fiscal year generally must be “performance-based” compensation as determined under Section 162(m). The Compensation Committee generally intends to comply with the requirements for full deductibility of executive compensation under Section 162(m). However, the Compensation Committee will balance the costs and burdens involved in such compliance against the value to us and our stockholders of the tax benefits that we would obtain as a result, and may in certain instances pay compensation that is not fully deductible if, in its determination, such costs and burdens outweigh such benefits.

Summary Compensation Table

The following table sets forth information regarding the compensation of our Chief Executive Officer, our Chief Financial Officer, the person who was, at December 31, 2007, one of our most highly compensated executive officers during 2007, and two of our significant employees who were not serving as executive officers at December 31, 2007, collectively referred to as our named executive officers.

			Stock		Option		All Other
Name and Principal Position	Year	Salary	Awards		Awards(1)(2)		Compensation		Total

S. James Miller, Jr. Chairman of the Board and Chief Executive Officer	2007	$314,791	$126,119	(3)	$52,325		$12,244	(4)	$505,479
	2006	299,230	167,540	(3)	168,648	(5)	12,015	(6)	647,433

Wayne G. Wetherell Senior Vice President Administration, Chief Financial Officer, Secretary, and Treasurer	2007	186,631	67,136	(7)	35,588		10,019	(8)	299,374
	2006	177,022	75,702	(7)	91,079	(5)	—		343,803

William Willis (9) Executive Vice President Sales	2007	225,000	—		58,585		—		283,585
	2006	229,917	—		100,780	(5)	—		330,697

Charles AuBuchon Vice President Business Development	2007	155,581	—		62,439		—		218,020
	2006	152,600	—		117,557	(5)	—		270,157

David Harding Vice President and Chief Technical Officer	2007	182,132	—		48,251		—		230,383
	2006	138,107	—		36,052	(5)	—		174,159

(1) All option awards were granted under the 1999 Plan.

(2) The amounts reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007, in accordance with the provisions of SFAS 123R and thus may include amounts from awards granted prior to 2007. We have elected to use the Black-Scholes option-pricing model, which incorporates various assumptions including volatility, expected life, and interest rates. We are required to make various assumptions in the application of the Black-Scholes option pricing model and have determined that the best measure of expected volatility is based on the historical weekly volatility of our common stock. Historical volatility factors utilized in our Black-Scholes computations range from 82.1% to 98.5%. We have elected to estimate the expected life of an award based upon the SEC approved “simplified method” noted under the provisions of Staff Accounting Bulletin No. 107. Under this formula, the expected term is equal to: ((weighted-average vesting term + original contractual term)/2). The expected term used by us as computed by this method ranges from 3.5 years to 6.1 years. The interest rate used is the risk free interest rate and is based upon U.S. Treasury rates appropriate for the expected term. Interest rates used in our Black-Scholes calculations range from 2.7% to 4.6%. Dividend yield is zero as we do not expect to declare any dividends on our common shares in the foreseeable future. In addition to the key assumptions used in the Black-Scholes model, the estimated forfeiture rate at the time of valuation is a critical assumption. We have estimated an annualized forfeiture rate of 5.7% for corporate officers, 2.4% for members of the Board of Directors and 25% for all other employees. We review the expected forfeiture rate annually to determine if that percent is still reasonable based on historical experience.

(3) Represents the quarterly vesting of 124,162 restricted shares granted on March 30, 2004, and the vesting of 109,700 restricted shares granted on September 27, 2005 for Mr. Miller. The restricted shares granted in September 2005 vest one-third after one year with the remainder vesting ratably on a quarterly basis over two years ending September 27, 2008.

(4) Consists of $9,000 in 401(K) matching contributions, $1,244 in life insurance premiums and $2,000 in club membership.

(5) The amounts reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with the provisions of SFAS 123R and thus may include amounts from awards granted prior to 2006. Assumptions used in the calculation of these amounts are included in Notes to the Consolidated Financial Statements for the fiscal year ended December 31, 2006, included in our annual report on Form 10-K filed with the SEC on April 17, 2007.

(6) Consists of $8,800 in 401(K) matching contributions, $1,215 in life insurance premiums and $2,000 in club membership.

(7) Represents the quarterly vesting of 80,281 restricted shares granted on March 30, 2004 and the vesting of 52,600 restricted shares granted on September 27, 2005. The restricted shares granted in September 2005 vest one-third after one year with the remainder vesting ratably on a quarterly basis over two years ending September 27, 2008.

(8) Consists of $7,221 in 401(K) matching contributions, $798 in life insurance premiums and $2,000 in club membership.

(9) Mr. Willis resigned from the Company on March 31, 2008.

2007 Grants of Plan-Based Awards

The following table sets forth certain information with respect to each grant of an award made to a named executive officer in 2007 under our plans.

		All Other
		Stock
		Awards:	Exercise or	Grant Date
		Number of	Base	Fair Value
		Securities	Price of	of Stock
	Grant	Underlying	Option	and Option
Name	Date	Options(1)	Awards ($/Sh)(2)	Awards(3)

S. James Miller, Jr.	4/3/2007	18,000	$2.49	$37,296

Wayne Wetherell	4/3/2007	15,000	$2.49	31,080

Charles AuBuchon	4/3/2007	10,000	$2.49	20,720

William Willis (4)	4/3/2007	20,000	$2.49	41,440

David Harding	4/3/2007	25,000	$2.49	51,800

(1) The shares subject to each option vest over a three year period, with 33 1/3% of the shares subject to each option vesting on each anniversary at the grant date. The options expire ten years from the date of grant.

(2) The exercise price is the closing price of our common stock on the date of grant.

(3) The fair value of our stock options is computed using the Black-Scholes valuation model.

(4) Mr. Willis resigned from the Company on March 31, 2008.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding unexercised options, stock that has not vested and equity incentive awards held by each of the named executive officers outstanding as of December 31, 2007.

	Option Awards					Stock Awards

	Number of		Number of					Market
	Securities		Securities			Number of		Value of
	Underlying		Underlying			Shares or		Shares or
	Unexercised		Unexercised			Units of		Units of
	Unearned		Unearned	Option		Stock That		Stock That
	Options:		Options:	Exercise	Option	Have Not		Have Not
	#		#	Price	Expiration	Vested		Vested
Name	Exercisable		Unexercisable	($)	Date	(#)		($)
S. James Miller, Jr.	75,000		—	$3.00	9/12/2011	27,423	(8)	$41,957
	25,000		—	$1.97	5/28/2013
	100,000		—	$2.40	10/28/2014
	75,001	(1)	24,999	$2.62	8/16/2015
	82,277	(2)	27,423	$2.36	9/27/2015
	0	(3)	18,000	$2.49	9/12/2017

Wayne G. Wetherell	25,000		—	$3.00	9/12/2011	13,149	(8)	$20,118
	10,000		—	$1.97	5/28/2013
	50,000		—	$2.40	10/28/2014
	45,000	(1)	15,000	$2.62	8/16/2015
	39,451	(2)	13,149	$2.36	9/27/2015
	0	(3)	15,000	$2.36	9/12/2017

William Willis (4)	67,500		—	$2.65	10/1/2013
	50,000		—	$2.30	10/15/2014
	45,000	(1)	15,000	$2.62	8/16/2015
	35,000	(5)	25,000	$1.99	1/13/2016
	0	(3)	20,000	$2.36	9/12/2017

Charles AuBuchon	10,000		—	$3.00	12/31/2013
	40,000		—	$2.30	10/15/2014
	20,000	(6)	10,000	$3.19	4/1/2015
	45,000	(1)	15,000	$2.62	8/16/2015
	35,000	(5)	25,000	$1.99	1/13/2016
	0	(3)	10,000	$2.36	9/12/2017

David Harding	58,375	(7)	41,625	$1.65	1/31/2016
	0	(3)	25,000	$2.36	9/12/2017

(1)                                These options vest over three years with one third vesting 8/16/2006 and the remainder vesting in equal quarterly installments thereafter.

(2)                                These options vest over three years with one third vesting 9/27/2006 and the remainder vesting in equal quarterly installments thereafter.

(3)                                These options vest over three years with one third vesting 4/2/2008 and the remainder vesting in equal quarterly installments thereafter.

(4)                                Mr. Willis resigned from the Company on March 31, 2008.

(5)                                These options vest over three years with one third vesting 1/13/2007 and the remainder vesting in equal quarterly installments thereafter.

(6)                                These options vest over three years with one third vesting on each of 4/1/2006, 4/1/2007 and 4/1/2008.

(7)                                These options vest over three years with one third vesting 1/31/2007 and the remainder vesting in equal quarterly installments thereafter.

(8)                                These stock grants vest over three years with one third vesting 9/27/2006 and the remainder vesting in equal quarterly installments thereafter.

Options Exercises and Stock Vested

The following table sets forth information regarding exercises of stock options and vesting of stock for each of the named executive officers during 2007.

	Stock Awards
	Number of
	Shares	Value
	Acquired on	Realized
Name	Vesting	on Vesting

S. James Miller, Jr.(1)	46,909	$126,119

Wayne G. Wetherell(2)	24,223	67,136

(1) Represents the quarterly vesting of 124,162 restricted shares granted on March 30, 2004 and the vesting of 109,700 restricted shares granted on September 27, 2005. The restricted shares granted in September 2005 vest one-third after one year with the remainder vesting ratably on a quarterly basis over two years ending September 27, 2008.

(2) Represents the quarterly vesting of 80,281 restricted shares granted on March 30, 2004 and the vesting of 52,600 restricted shares granted on September 27, 2005. The restricted shares granted in September 2005 vest one-third after one year with the remainder vesting ratably on a quarterly basis over two years ending September 27, 2008.

Employment Contracts

Employment Agreement with S. James Miller, Jr. On October 1, 2005, we entered into an employment agreement with Mr. Miller pursuant to which Mr. Miller will serve as President and Chief Executive Officer. This agreement is for a three-year term ending September 30, 2008. This agreement provides for annual base compensation in the amount of $291,048, which amount will be increased based on cost-of-living increases. Under this agreement, we will reimburse Mr. Miller for reasonable expenses incurred in connection with our business. Under the terms of the agreement, Mr. Miller will be entitled to the following severance benefits if we terminate his employment without cause or in the event of an involuntary termination: (i) a lump sum cash payment equal to twenty-four months’ base salary; (ii) continuation of Mr. Miller’s fringe benefits and medical insurance for a period of three years; and (iii) immediate vesting of 50% of Mr. Miller’s outstanding stock options and restricted stock awards. In the event that Mr. Miller’s employment is terminated within six months prior to or thirteen months following a change of control (defined below), Mr. Miller is entitled to the severance benefits described above, except that 100% of Mr. Miller’s outstanding stock options and restricted stock awards will immediately vest.

Employment Agreement with Wayne Wetherell. On October 1, 2005, we entered into an amended employment agreement with Mr. Wetherell pursuant to which Mr. Wetherell will serve as our Chief Financial Officer. This agreement is for a three-year term ending September 30, 2008. This agreement provides for annual base compensation in the amount of $174,100, which amount will be increased based on cost-of-living increases and may also be increased based on performance reviews. Under this agreement, we will reimburse Mr. Wetherell for reasonable expenses incurred in connection with our business. Under the terms of the agreement, Mr. Wetherell will be entitled to the following severance benefits if we terminate his employment without cause or in the event of an involuntary termination: (i) a lump sum cash payment equal to twelve months; (ii) continuation of Mr. Wetherell’s fringe benefits and medical insurance for a period of three years; (iii) immediate vesting of 50% of Mr. Wetherell’s outstanding stock options and restricted stock awards. In the event that Mr. Wetherell’s employment is terminated within six months prior to or thirteen months following a change of control (defined below), Mr. Wetherell is entitled to the severance benefits described above, except that 100% of Mr. Wetherell’s outstanding stock options and restricted stock awards will immediately vest.

Change of Control and Severance Benefits Agreement with Charles AuBuchon. On October 31, 2005, we entered into a Change of Control and Severance Benefits Agreement with Mr. Charles AuBuchon, our Vice President of Sales. This agreement has a three-year term, commencing on October 31, 2005. Subject to the conditions and other limitations set forth therein, Mr. AuBuchon will be entitled to the following severance benefits if we terminate his employment without cause prior to the closing of any change of control transaction: (i) a lump sum cash payment equal to six months of base salary; and (ii) continuation of Mr. AuBuchon’s health insurance benefits until the earlier of six (6) months following the date of termination, the date on which he is no longer entitled to continuation coverage pursuant to COBRA or the date that he obtains comparable health insurance coverage. In the event that Mr. AuBuchon’s employment is terminated within the twelve months following a change of control, he is entitled to the severance benefits described above, plus his stock options will immediately vest and become exercisable. Mr. AuBuchon’s eligibility to receive severance payments or other benefits upon his termination is conditioned upon him executing a general release of liability.

Change of Control and Severance Benefits Agreement with David Harding. On May 21, 2007, we entered into a Change of Control and Severance Benefits Agreement with Mr. David Harding, our Vice President and Chief Technical Officer. This agreement has a three-year term, commencing on May 21, 2007. Subject to the conditions and other limitations set forth therein, Mr. Harding will be entitled to the following severance benefits if we terminate his employment without cause prior to the closing of any change of control transaction: (i) a lump sum cash payment equal to six months of base salary; and (ii) continuation of Mr. Harding’s health insurance benefits until the earlier of six (6) months following the date of termination, the date on which he is no longer entitled to continuation coverage pursuant to COBRA or the date that he obtains comparable health insurance coverage. In the event that Mr. Harding’s employment is terminated within the twelve months following a change of control, he is entitled to the severance benefits described above, plus his stock options will immediately vest and become exercisable. Mr. Harding’s eligibility to receive severance payments or other benefits upon his termination is conditioned upon him executing a general release of liability.

For purposes of each of the above-referenced agreements, termination for “cause” generally means the executive’s commission of an act of fraud or similar conduct which is intended to result in substantial personal enrichment of the executive, conviction or plea of nolo contendere to a felony, gross negligence or breach of fiduciary duty that results in material injury to us, material breach of the executive’s proprietary information agreement that is materially injurious to us, willful and material failure to perform his duties as an officer or employee of ours or material breach of his employment agreement and the failure to cure such breach in a specified period of time or a violation of a material policy of ours that is materially injurious to us. A “change in control” as used in these agreements generally means the occurrence of any of the following events: (i) the acquisition by any person or group of 50% or more of our outstanding voting stock, (ii) the consummation of a merger, consolidation, reorganization, or similar transaction other than a transaction: (1) in which substantially all of the holders of our voting stock hold or receive directly or indirectly 50% or more of the voting stock of the resulting entity or a parent company thereof, in substantially the same proportions as their ownership of the Company immediately prior to the transaction; or (2) in which the holders of our capital stock immediately before such transaction will, immediately after such transaction, hold as a group on a fully diluted basis the ability to elect at least a majority of the directors of the surviving corporation (or a parent company); (iii)  there is consummated a sale, lease, exclusive license, or other disposition of all or substantially all of the consolidated assets of us and our Subsidiaries, other than a sale, lease, license, or other disposition of all or substantially all of the consolidated assets of us and our Subsidiaries to an entity, 50% or more of the combined voting power of the voting securities of which are owned by our stockholders in substantially the same proportions as their ownership of the Company immediately prior to such sale, lease, license, or other disposition; or (iv)  individuals who, on the date the applicable agreement was adopted by the Board, are Directors (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Directors; provided, however, that if the appointment or election (or nomination for election) of any new Director was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member shall, for purposes of the applicable agreement, be considered as a member of the Incumbent Board.

Potential Payments Upon Termination or Change in Control

The following tables summarize the potential payments to certain of our named executive officers upon a termination of employment or a change in control. The amounts shown in the tables are only estimates and apply the assumption that employment terminated on December 31, 2007. The calculations of payments related to equity reflect the closing price of our common stock on December 31, 2007 on the AMEX. The amounts set forth below do not include accrued obligations such as salary and other amounts payable with respect to days previously worked, accrued vacation time and other accrued amounts that were fully earned and vested as of December 31, 2007, and would be payable in connection with the executive’s employment.

S. James Miller, Jr. The following table describes the potential payments upon termination or a change in control for Mr. Miller, our Chief Executive Officer.

		Involuntary
Executive Benefits and Payments	Voluntary	Not for Cause		Change in
Upon Termination(1)	Termination	Termination		Control

Cash	$—	$623,976	(2)	$623,976	(2)
Equity	$—	$20,979	(3)(4)	$41,957	(3)(4)
Fringe Benefits	$—	$66,469	(5)	$66,469	(5)

(1)         For purposes of this analysis, we assumed Mr. Miller’s compensation is based on his current base salary of $311,988.

(2)         Mr. Miller’s cash severance benefit under an involuntary, good reason termination or a termination due to a change in control is equal to two times annual compensation.

(3)         Mr. Miller’s equity severance benefit under an involuntary or good reason termination is the immediate vesting of 50% of Mr. Miller’s outstanding stock options and restricted stock awards. In the event that Mr. Miller’s employment is terminated within six months prior to or thirteen months following a change in control, Mr. Miller is entitled to the immediate vesting of 100% of Mr. Miller’s outstanding stock options and restricted stock awards.

(4)         This amount was calculated from the unexercised unexercisable stock options and unvested stock awards held by Mr. Miller on December 31, 2007. The stock option award amount was calculated by multiplying the number of securities underlying the unexercised unexercisable options by the difference between the option price and the price per share of common stock on the date of termination. The unvested stock award amount was calculated by multiplying the number of unvested shares of stock by the price per share on the date of termination.

(5)          Mr. Miller’s fringe benefits consist of medical and life insurance for a period of three years.

Wayne G. Wetherell. The following table describes the potential payments upon termination or a change in control for Mr. Wetherell, our Sr. Vice President Administration, Chief Financial Officer, Secretary and Treasurer.

		Involuntary
Executive Benefits and Payments	Voluntary	Not for Cause		Change in
Upon Termination(1)	Termination	Termination		Control

Cash	$—	$186,660	(2)	$186,660	(2)
Equity	$—	10,059	(3)(4)	20,118	(3)(4)
Fringe Benefits	$—	$70,517	(5)	$70,517	(5)

(1)          For purposes of this analysis, we assumed Mr. Wetherell’s compensation is based on his current base salary of $186,660.

(2)          Mr. Wetherell’s cash severance benefit under an involuntary, good reason termination or a termination due to a change in control is equal to the amount of his annual compensation.

(3)          Mr. Wetherell’s equity severance benefit under an involuntary or good reason termination is the immediate vesting of 50% of Mr. Wetherell’s outstanding stock options and restricted stock awards. In the event that Mr. Wetherell’s employment is terminated within six months prior to or thirteen months following a change in control, Mr. Wetherell is entitled to the immediate vesting of 100% of Mr. Wetherell’s outstanding stock options and restricted stock awards.

(4)          This amount was calculated from the unexercised unexercisable stock options and unvested stock awards held by Mr. Wetherell on December 31, 2007. The stock option award amount was calculated by multiplying the number of securities underlying the unexercised unexercisable options by the difference between the option price and the price per share of common stock on the date of termination. The unvested stock award amount was calculated by multiplying the number of unvested shares of stock by the price per share on the date of termination.

(5)          Mr. Wetherell’s fringe benefits consist of medical and life insurance for a period of three years.

Charles AuBuchon. The following table describes the potential payments upon termination or a change in control for Mr. AuBuchon, our Vice President Business Development.

		Involuntary
Executive Benefits and Payments	Voluntary	Not for Cause		Change in
Upon Termination(1)	Termination	Termination		Control

Cash	$—	$77,500	(2)	$77,500	(2)
Equity	$—	$—		$—
Fringe Benefits	$—	$13,868	(3)	$13,868	(3)

(1)         For purposes of this analysis, we assumed Mr. AuBuchon’s compensation is based on his current base salary of $155,000.

(2)         Mr. AuBuchon’s cash severance benefit under an involuntary, good reason termination or a termination due to a change in control is equal to six months of annual compensation.

(3)         Mr. AuBuchon’s fringe benefits consist of medical and life insurance for a period of six months.

David Harding. The following table describes the potential payments upon termination or a change in control for Mr. Harding, our  Vice President and Chief Technical Officer.

		Involuntary
Executive Benefits and Payments	Voluntary	Not for Cause		Change in
Upon Termination(1)	Termination	Termination		Control

Cash	$—	$92,500	(2)	$92,500	(2)
Equity	$—	$—		$—
Fringe Benefits	$—	$6,495	(3)	$6	(3)

(1)         For purposes of this analysis, we assumed Mr. Harding’s compensation is based on his current base salary of $185,000.

(2)         Mr. Harding’s cash severance benefit under an involuntary, good reason termination or a termination due to a change in control is equal to six months of annual compensation.

(3)         Mr. Harding’s fringe benefits consist of medical and life insurance for a period of six months.

DIRECTOR COMPENSATION

Each of our non-employee directors receives a monthly retainer of $2,000 for serving on the Board. Board members who also serve on the Audit Committee receive additional monthly compensation of $458.33 for the Chairman and $208.33 for the remaining members of the Audit Committee. The members of the Board of Directors are also eligible for reimbursement for their expenses incurred in attending Board meetings in accordance with our policies. For the fiscal year ended December 31, 2007, the total amounts paid to non-employee directors as compensation (excluding reimbursable expenses) was $153,500.

Each of our non-employee directors are also eligible to receive stock option grants under the 1999 Plan. Options granted under the 1999 Plan are intended by us not to qualify as incentive stock options under the Code.

The term of options granted under the 1999 Plan is 10 years. In the event of a merger of us with or into another corporation or a consolidation, acquisition of assets or other change-in-control transaction involving us, an equivalent option will be substituted by the successor corporation, provided, however, that we may cancel outstanding options upon consummation of the transaction by giving at least thirty (30) days notice.

During the last fiscal year, we granted 30,000 options under the 1999 Plan to our non-employee directors. The fair market value of the common stock underlying such options on the date of grant is based on the closing sales price reported on AMEX for the date of each such grant, as detailed in the following table:

Name (1)	Option Awards (number of shares)	Exercise Price Per Share	Fair Market Value on Option Grant Date (2)

John Callan	5,000	$2.49	$2.49

Patrick Downs (3)	5,000	2.49	2.49

John Holleran	5,000	2.49	2.49

David Loesch	5,000	2.49	2.49

Guy Steven Hamm	5,000	2.49	2.49

David Carey	5,000	2.49	2.49

(1)   As of December 31, 2007, no options had been exercised by non-employee directors under any plans maintained by us.

(2)   The fair market value of the common stock underlying such options on the date of grant is based on the closing sales price reported on AMEX for the date of each such grant.

(3)   Mr. Downs passed away on March 16, 2008.

The following table sets forth the compensation of our directors for the 2007 fiscal year.

Name and Principal Position	Fees Earned or Paid in Cash	Option Awards(1)(2)(3)	Total

John Callan	$24,000	$8,114	$32,114

Patrick Downs	24,000	9,620	33,620

John Holleran	26,500	8,114	34,614

David Loesch	26,500	9,670	36,170

Guy Steven Hamm	28,500	5,828	34,328

David Carey	24,000	7,589	31,589

(1)  The grant date per share fair value of options issued to Messrs. Callan, Downs, Holleran, Loesch, Hamm and Carey in 2007 was $2.07.

(2)  The amounts reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007, in accordance with the provisions of SFAS 123R and thus may include amounts from awards granted prior to 2007. We have elected to use the Black-Scholes option-pricing model, which incorporates various assumptions including volatility, expected life, and interest rates. We are required to make various assumptions in the application of the Black-Scholes option pricing model and have determined that the best measure of expected volatility is based on the historical weekly volatility of our common stock. Historical volatility factors utilized in our Black-Scholes computations range from 82.1% to 98.5%. We have elected to estimate the expected life of an award based upon the SEC approved “simplified method” noted under the provisions of Staff Accounting Bulletin No. 107. Under this formula, the expected term is equal to: ((weighted-average vesting term + original contractual term)/2). The expected term used by us as computed by this method ranges from 3.5 years to 6.1 years. The interest rate used is the risk free interest rate and is based upon U.S. Treasury rates appropriate for the expected term. Interest rates used in our Black-Scholes calculations range from 2.7% to 4.6%. Dividend yield is zero as we do not expect to declare any dividends on our common shares in the foreseeable future. In addition to the key assumptions used in the Black-Scholes model, the estimated forfeiture rate at the time of valuation is a critical assumption. We have estimated an annualized forfeiture rate of 5.7% for corporate officers, 2.4% for members of the Board of Directors and 25% for all other employees. We review the expected forfeiture rate annually to determine if that percent is still reasonable based on historical experience.

(3)  The aggregate number of stock option awards outstanding at the end of fiscal 2007 for each director were as follows: John Callan (37,535); Patrick Downs (41,261); John Holleran (35,261); David Loesch (42,000); Guy Steven Hamm (22,000); and David Carey (15,000).

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth additional information as of December 31, 2007, with respect to the shares of common stock that may be issued upon the exercise of options and other rights under our existing equity compensation plans and arrangements. The information includes the number of shares covered by, and the weighted average exercise price of, outstanding options and other rights and the number of shares remaining available for future grants, excluding the shares to be issued upon exercise of outstanding options and other rights.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted- average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders:
1994 Employee Stock Option Plan	24,250	$2.15	—
1999 Stock Award Plan amended and restated as of June 7, 2005	1,378,495	$2.19	1,035,208
Equity compensation plans not approved by security holders:
2001 Equity Incentive Plan	345,654	$2.89	—
Total	1,748,399	$2.33	1,035,208

Description of Equity Compensation Plans Not Approved by Security Holders.

2001 Equity Incentive Plan.

On September 12, 2001, our Board of Directors adopted the 2001 Equity Incentive Plan (the “2001 Plan”). Under the terms of the 2001 Plan, we may issue stock awards to our employees, directors and consultants, and such stock awards may be given for non-statutory stock options (options not intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code), stock bonuses, and rights to acquire restricted stock. The number of options issued and outstanding and the number of options remaining available for future issuance are shown in the table above.

The 2001 Plan is administered by the Board of Directors or a Committee of the Board as provided in the 2001 Plan. Options granted under the 2001 Plan shall not be less than 85% of the market value of our common stock on the date of the grant, and, in some cases, may not be less than 110% of such fair market value. The term of options granted under the 2001 Plan as well as their vesting are determined by the Board and to date, options have been granted with a ten-year term and vesting over a three-year period. While the Board may suspend or terminate the 2001 Plan at any time, if not terminated earlier, it will terminate on the day before its tenth anniversary of the date of adoption. The Board has determined not to issue any future awards under the 2001 Plan.

RELATED PARTY TRANSACTIONS

Transactions with Related Persons

On November 14, 2006, we entered into a Securities Purchase Agreement with certain accredited investors (the “Series C Investors”) pursuant to which we issued an aggregate of 2,300 shares of our Series C 8% Convertible Preferred Stock (the “Series C Preferred Stock”) and issued to the Series C Investors warrants to purchase up to an aggregate of 115,000 shares of the Company’s common stock, for aggregate gross proceeds of $2,300,000 (the “Series C Financing”).

On March 9, 2007, we entered into a Securities Purchase Agreement with certain accredited investors (the “Series D Investors”) pursuant to which we issued an aggregate of 1,500 shares of our Series D 8% Convertible Preferred Stock (the “Series D Preferred Stock”) and issued to the Series D Investors warrants to purchase up to an aggregate of 59,207 shares of our common stock, for aggregate gross proceeds of $1,500,000 (the “Series D Financing”).

On September 25, 2007, we entered into a Securities Purchase Agreement with certain accredited investors (the “Investors”) pursuant to which we sold to the Investors an aggregate of 2,016,666 shares of our common stock, and issued to the Investors warrants (the “Warrants”) to purchase up to an aggregate of 1,008,333 shares of our common stock, for aggregate gross proceeds of approximately $3,000,000 (the “September 2007 Private Placement”).

On March 12, 2008, we agreed to reduce the price of the Warrants, which initially had an exercise price of $1.67 per share, to an exercise price of $1.00 per share, in consideration for their immediate exercise (the “Warrant Repricing”) by the Investors who participated in the Warrant Repricing (the “Participating Investors”).  In addition, we also issued to the Participating Investors new warrants to purchase up to an aggregate of 270,833 shares of our common stock.  We received aggregate gross proceeds of $541,666 from the Warrant Repricing.

Gruber & McBaine Capital Management, LLC and its affiliates, which include Lagunitas Partners, LP and Gruber & McBaine International, beneficially own more than 10% of our issued and outstanding common stock. J. Patterson McBaine, together with Jon D. Gruber, exercises voting and investment control over the shares held by Gruber & McBaine Capital Management, LLC, Lagunitas Partners, LP, and Gruber & McBaine International.

Gruber & McBaine International purchased 400 shares of Series C Preferred Stock and warrants to purchase 20,000 shares of common stock in the Series C Financing; 135 shares of Series D Preferred Stock and warrants to purchase 5,328 shares of common stock in the Series D Financing; and 60,000 shares of common stock and warrants to purchase 30,000 shares of common stock in the September 2007 Private Placement.

Lagunitas Partners LP purchased 1,200 shares of Series C Preferred Stock and warrants to purchase 60,000 shares of common stock in the Series C Financing; 440 shares of Series D Preferred Stock and warrants to purchase 17,368 shares of common stock in the Series D Financing; and 240,000 shares of common stock and warrants to purchase 120,000 shares of common stock in the September 2007 Private Placement.

J. Patterson McBaine purchased 400 shares of Series C Preferred Stock and warrants to purchase 20,000 shares of common stock in the Series C Financing; 100 shares of Series D Preferred Stock and warrants to purchase 3,947 shares of common stock in the Series D Financing; and 50,000 shares of common stock and warrants to purchase 25,000 shares of common stock in the September 2007 Private Placement.

In addition to the employment agreements with Messrs. Miller and Wetherell and the Change of Control and Severance Benefits Agreements with Messrs. AuBuchon and Harding, we have entered into indemnity agreements with certain officers and directors that provide, among other things, that we will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as a director, officer or other agent of ours, and otherwise to the fullest extent permitted under Delaware law and our Bylaws.

Review, Approval or Ratification of Transactions with Related Persons

As provided in the charter of our Audit Committee, it is our policy that we will not enter into any transactions required to be disclosed under Item 404 of the SEC’s Regulation S-K unless the Audit Committee or another independent body of our Board of Directors first reviews and approves the transactions.

In addition, pursuant to our Code of Ethical Conduct and Business Practices, all employees, officers and directors of ours and our subsidiaries are prohibited from engaging in any relationship or financial interest that is an actual or potential conflict of interest with us without approval. Employees, officers and directors are required to provide written disclosure to the Chief Executive Officer as soon as they have any knowledge of a transaction or proposed transaction with an outside individual, business or other organization that would create a conflict of interest or the appearance of one.

DIRECTOR INDEPENDENCE

Our Board of Directors has the responsibility for establishing corporate policies and for our overall performance, although it is not involved in day-to-day operations. As required under the listing standards of AMEX, a majority of the members of a listed company’s board of directors must qualify as “independent,” as affirmatively determined by the Board. Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his family members, and ImageWare, our senior management and our independent auditors, our Board of Directors has affirmatively determined that all of our directors are independent directors within the meaning of the applicable AMEX listing standards, except for Mr. Miller, our Chairman of the Board and Chief Executive Officer.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee of our Board of Directors consisted of Messrs. Callan, Downs and Holleran during the fiscal year ended December 31, 2007. No member of the Compensation Committee was at any time during or prior to the fiscal year ended December 31, 2007, an officer or employee of ImageWare. No interlocking relationship existed between Mr. Callan, Mr. Downs or Mr. Holleran and any member of any other company’s board of directors, board of trustees or Compensation Committee during that period.

LEGAL PROCEEDINGS

We are periodically engaged in litigation in the ordinary course of business and do not believe that any of such litigation is material to our ongoing operations.

MARKET PRICE INFORMATION

Market Information.

Our common stock trades under the symbol “IWSY” on the Pink Sheets.

The following table sets forth the high and low sales prices per share for our common stock, which previously traded on AMEX under the symbol “IW,” as reported by AMEX for each quarter in 2006 and 2007:

2006 Fiscal Quarters	High	Low
First Quarter	$2.540	$1.350
Second Quarter	$2.560	$1.580
Third Quarter	$2.300	$1.110
Fourth Quarter	$2.250	$1.200

2007 Fiscal Quarters	High	Low
First Quarter	$2.810	$1.450
Second Quarter	$2.740	$1.450
Third Quarter	$2.210	$1.400
Fourth Quarter	$2.000	$1.400

There is no public trading market for our preferred stock.

Holders.

As of May 7, 2008, the last reported sale price on the Pink Sheets for our common stock was $0.64 per share. As of March 25, 2008, there were approximately 1,600 holders of record of our common stock.

Dividends.

We have never declared or paid dividends on our common stock and do not anticipate paying any cash dividends on our shares of common stock in the foreseeable future. We are obligated to pay cumulative cash dividends on shares of Series B Preferred Stock from legally available funds at the annual rate of $0.2125 per share, payable in two semi-annual installments of $0.10625 each, which cumulative dividends must be paid prior to payment of any dividend on our common stock. The holders of our Series C Preferred Stock are entitled to receive cumulative dividends, at the option of the Company, payable (i) in common stock upon conversion of the Series C Preferred Stock, or (ii) in cash after the payment of cash dividends to the holders of our Series B Preferred Stock at the rate of 8% per annum (as a percentage of stated value per share). Our Series D Preferred Stock accrues cumulative dividends at the rate of 8.0% of the stated value per share per annum. At the option of the Company, the dividend payment may be made in the form of cash, after the payment of cash dividends to the holders of Series B and Series C Preferred Stock, or common stock issuable upon conversion of the Series D Preferred Stock. As of December 31, 2007, we had cumulative undeclared dividends on the Series B Preferred Stock of approximately $9,000. As of December 31, 2007, we had cumulative undeclared dividends on the Series C Preferred Stock of approximately $234,000. As of December 31, 2007, we had cumulative undeclared dividends on the Series D Preferred Stock of approximately $98,000.

Repurchases.

We did not repurchase any shares of our common stock during fiscal 2007.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Risk

Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates. Changes in foreign currency exchange rates have an impact on our results of operations. Our exposure to adverse movements in foreign currency exchange rates is primarily related to our subsidiaries operating expense, primarily in Canada and Germany, denominated in the respective local currency. We currently do not enter into forward exchange contracts to hedge exposures denominated in foreign currencies and do not use derivative financial instruments for trading or speculative purposes. The effect of an immediate 10% change in foreign currency exchange rates should not have a material effect on our future operating results or cash flows; however, a long term change in foreign currency rates would likely result in increased technical support and engineering expenses. The vast majority of our sales are transacted in U.S. dollars.

THE SELLING STOCKHOLDER

The shares of common stock covered by this prospectus consist of 677,940 shares of our common stock that we issued to the Selling Stockholder under the terms of the Amended Purchase Agreement.

In connection with the Asset Purchase, we entered into the Rights Agreement with the Selling Stockholder pursuant to which we agreed to file with the SEC a registration statement on Form S-1, of which this prospectus forms a part, with respect to the resale or other disposition of the shares of common stock offered by this prospectus or interests therein from time to time, in privately negotiated transactions or otherwise. We have also agreed to keep the registration statement effective for the period of time required under the Rights Agreement.

The table below presents information regarding the Selling Stockholder and the shares of our common stock that it may offer and sell under this prospectus. Percentages of beneficial ownership are based upon 18,332,788 shares of common stock issued and outstanding as of March 31, 2008, which includes the outstanding shares of common stock offered by this prospectus.

We considered the following factors and made the following assumptions regarding the table:

•      beneficial ownership is determined under Section 13(d) of the Exchange Act and generally includes voting or investment power with respect to securities and including any securities that grant the Selling Stockholder the right to acquire common stock within 60 days of March 31, 2008;

•      unless otherwise indicated below, to our knowledge, the Selling Stockholder has sole voting and investment power with respect to its shares of our common stock; and

•      the Selling Stockholder may sell all of the securities offered by this prospectus under certain circumstances.

Notwithstanding these assumptions, the Selling Stockholder may sell less than all of the shares listed on the table, in accordance with the terms of the Amended Purchase Agreement and the Rights Agreement. In addition, the Selling Stockholder may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of the shares since the date on which the information in the table below is presented. The shares listed below may be sold pursuant to this prospectus or in privately negotiated transactions. Accordingly, we cannot estimate the number of shares of common stock that the Selling Stockholder will sell under this prospectus. Information about the Selling Stockholder may change over time. Under the terms of the Amended Purchase Agreement, we are not required to issue Additional Shares to the Selling Stockholder unless certain milestones are achieved in accordance with the Amended Purchase Agreement.  Therefore, such Additional Shares are not reflected in the number of shares beneficially owned by the Selling Stockholder after the offering.

Other than the transactions contemplated by the Amended Purchase Agreement and Rights Agreement, the Selling Stockholder has not had a material relationship with the Company or any of its affiliates within the past three years.

NAME OF THE	NUMBER OF SHARES BENEFICIALLY OWNED BEFORE	SHARES OF COMMON STOCK BEING REGISTERED	SHARES BENEFICIALLY OWNED AFTER THE COMPLETION OF THE OFFERING
SELLING STOCKHOLDER	THE OFFERING	FOR SALE HEREBY	NUMBER (1)	PERCENT

Sol Logic, Inc. (2)	677,940	677,940	0	0%

(1)           We do not know when or in what amounts the Selling Stockholder may offer shares for sale. The Selling Stockholder might not sell any or all of the shares offered by this prospectus. Because the Selling Stockholder may offer all or some of the shares pursuant to this offering and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the Selling Stockholder after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the Selling Stockholder.

(2)           Comprised of 677,940 shares of common stock. Wink Jones, interim chief executive officer of Sol Logic, Inc., has sole voting and investment control over these shares.

PRINCIPAL STOCKHOLDERS

The following table sets forth information as of March 31, 2008, with respect to the beneficial ownership of shares of our common stock and Series B Preferred Stock by (i) each person known by us to be the beneficial owner of more than five percent of our common stock or Series B Preferred Stock, (ii) each director, (iii) each named executive officer and (iv) all directors and executive officers as a group.

	Beneficial Ownership(1)
	Series B Preferred Stock		Common Stock
Name and Address of Beneficial Owner	Number of Shares	Percent of Class (2)	Number of Shares	Percent of Class (3)
Directors and Named Executive Officers:
S. James Miller, Jr.(4)	0	*	694,442	3.7%
John Callan(5)	0	*	70,967	*
David Carey(6)	0	*	13,340	*
G. Steve Hamm(7)	0	*	17,424	*
John Holleran(8)	0	*	29,355	*
David Loesch(9)	0	*	43,679	*
Wayne Wetherell(10)	0	*	325,180	1.8
William Willis(11)	0	*	224,172	1.2
Charles AuBuchon(12)	0	*	203,336	1.1
David Harding (13)	0	*	83,425	*
Total Shares Held By Directors and Executive Officers	0	*	1,705,320	8.7
5% Stockholders:
Gruber & McBaine Capital Management LLC 50 Osgood Place San Francisco, CA(14)	0	*	4,249,916	22.4
Harvey and Helen Kohn (15)	0	*	1,025,808	5.5
Wesley Hampton	16,000	6.7%	3,033	*
Howard Harrison(16)	20,000	8.4	4,197	*
Darrelyn Carpenter(17)	28,500	11.9	59,270	*

*              Less than one percent.

(1)           This table is based our records and Schedules 13D and 13G filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Unless otherwise indicated, the address for each listed stockholder is c/o ImageWare Systems, Inc., 10883 Thornmint Road, San Diego, CA 92127.

(2)           The percentages set forth below are based on 239,400 shares of Series B Preferred Stock outstanding as of March 31, 2008.  The holders of Series B Preferred Stock will have one vote for each share of common stock into which their shares of Series B Preferred Stock were convertible, with any fractional shares (determined on an aggregate conversion basis for each such holder) being rounded to the nearest whole share. As of March 31, 2008, each share of Series B Preferred Stock was convertible into approximately 0.1979 shares of our common stock.

(3)           The percentages set forth below are based on 18,332,788 shares of common stock outstanding as of March 31, 2008.

(4)           Mr. Miller serves as the Chairman of our Board of Directors and our Chief Executive Officer. Includes 84,680 shares held jointly with spouse and by sons and 389,085 options exercisable within 60 days of March 31, 2008 .

(5)           Includes 30,967 options exercisable within 60 days of March 31, 2008.

(6)           Includes 8,340 options exercisable within 60 days of March 31, 2008.

(7)           Includes 17,424 options exercisable within 60 days of March 31, 2008.

(8)           Includes 28,693 options exercisable within 60 days of March 31, 2008.

(9)           Includes 34,679 options exercisable within 60 days of March 31, 2008.

(10)         Includes 188,834 options exercisable within 60 days of March 31, 2008.

(11)         Includes 224,172 options exercisable within 60 days of March 31, 2008.

(12)         Includes 183,336 options exercisable within 60 days of March 31, 2008.

(13)         Includes 83,425 options exercisable within 60 days of March 31, 2008 .

(14)         Based on certain of our records and Schedule 13G filed with the SEC on January 29, 2008. Includes 610,164 shares issuable upon exercise of warrants.

(15)         Based on Schedule 13G filed with the SEC on June 12, 2007. Includes 385,748 shares issuable upon exercise of warrants.

(16)         The number of shares of common stock beneficially owned includes 406 shares held directly and 3,791 shares of common stock issuable upon conversion of Series B Preferred Stock.

(17)         The number of shares of common stock beneficially owned includes 51,027 shares held directly, 5,402 shares of common stock issuable upon conversion of Series B Preferred Stock, and 2,841 shares of common stock held by other individuals for which Mr. Carpenter is either custodian or trustee and exercises voting power.

PLAN OF DISTRIBUTION

We are registering the sale of shares of our common stock on behalf of the Selling Stockholder. The Selling Stockholder and any of its donees, pledgees, transferees or other successors-in-interest may, from time to time, sell any or all of their shares of our common stock on AMEX or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholder may use any one or more of the following methods when selling shares:

•      ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•      block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•      purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•      an exchange distribution in accordance with the rules of the applicable exchange;

•      privately negotiated transactions;

•      settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•      broker-dealers may agree with the Selling Stockholder to sell a specified number of such shares at a stipulated price per share;

•      through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•      a combination of any such methods of sale; or

•      any other method permitted pursuant to applicable law.

The Selling Stockholder may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the Selling Stockholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Stockholder may also sell shares of the common stock short and deliver these securities to close out their short positions entered into after the effective date of the registration statement of which this prospectus is a part, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling Stockholder may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholder and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares. The Company has agreed to indemnify the Selling Stockholder, its directors and officers and each person who controls the Selling Stockholder (within the meaning of Section 15 of the Securities Act) against certain claims, losses, damages and liabilities, including liabilities under the Securities Act.

Because the Selling Stockholder may be deemed to be an “underwriter” within the meaning of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the Selling Stockholder.

We agreed to keep this prospectus effective until the earlier of (i) such time as all of the shares have been sold, transferred or otherwise disposed of by the Selling Stockholder; or (ii) December 19, 2008. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the Selling Stockholder or any other person. We will make copies of this prospectus available to the Selling Stockholder for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

EXPERTS

Stonefield Josephson, Inc., independent registered public accounting firm, has audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007, as set forth in its report (which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as described in Note 1 to the consolidated financial statements), which is incorporated by reference in this prospectus and elsewhere in the registration statement of which this prospectus forms a part. Our financial statements are incorporated by reference in reliance on Stonefield Josephson, Inc.’s report, given on their authority as experts in accounting and auditing.

LEGAL MATTERS

The validity of our common stock offered hereby will be passed upon for us by Paul, Hastings, Janofsky & Walker LLP, San Diego, California.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-1 that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules and regulations of the SEC.

We electronically file annual, quarterly and special reports, proxy and information statements and other information with the SEC. The public may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. Our website address is www.iwsinc.com. Information contained in, or accessible through, our website is not a part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them. This means that we can disclose important information to you by referring to other documents filed with the SEC that contain that information.

The following documents filed with the SEC are incorporated by reference into this prospectus:

(a)   Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on April 15, 2008, as amended pursuant to Annual Report on Form 10-K/A filed with the SEC on April 29, 2008;

(b)   Current Reports on Form 8-K filed with the SEC on March 6, 2008, March 12, 2008, March 18, 2008, April 1, 2008, April 3, 2008, April 4, 2008 and April 29, 2008; and

(c)   Description of our common stock contained in our Registration Statement on Form 8-A filed on March 21, 2000 (File No. 001-15757), pursuant to Section 12(b) of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

You may obtain a copy of any of the above-referenced documents, at no cost, from our website at www.iwsinc.com, or by writing or telephoning us at the following address:

Corporate Secretary
ImageWare Systems, Inc.
10883 Thornmint Road
San Diego, California  92127
(858) 673-8600

You should rely only on the information provided or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus, including any information incorporated herein by reference, is accurate as of any date other than the date on the front of the applicable document, or such earlier date as is expressly stated or otherwise apparent with respect to such incorporated information in the applicable document, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since any such date.